                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                               1372 Shermer Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711

                                with a copy to:
                            Michael H. Altman, Esq.
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4961
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                 June 25, 2001, July 12, 2001 and July 13, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92908B 10 5             13D                         PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    424,785(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    424,785(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     424,785(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Equity Partners III, L.P. ("MEP, LP") directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock.
(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 hereof.

CUSIP NO. 92908B 10 5             13D                         PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    424,785(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    424,785(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     424,785(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock.
(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

CUSIP NO. 92908B 10 5             13D                         PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners I, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,260,302(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,260,302(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,260,302(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

CUSIP NO. 92908B 10 5             13D                         PAGE 5 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,260,302(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,260,302(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,260,302(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

CUSIP NO. 92908B 10 5             13D                         PAGE 6 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Management Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,260,302(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,260,302(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,260,302(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of Mercantile Capital Group, LLC ("MCG") which is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.

(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

CUSIP NO. 92908B 10 5             13D                         PAGE 7 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael A. Reinsdorf
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    17,884(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,685,088(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    17,884(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,685,088(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,702,972(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, L.L.C. ("MEP, LLC"), (b) a member of MCG, and (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"). MEP, LLC is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock. In addition, Mr. Reinsdorf directly owns 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 17,884 shares of Common Stock.

(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

CUSIP NO. 92908B 10 5             13D                         PAGE 8 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    I. Steven Edelson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    17,884(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,685,088(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    17,884(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,685,088(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,702,972(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of MEP, LLC, and trustee of The Edelson Family Trust dated September 17, 1997 (the "Trust") which is also a managing member of MEP, LLC, (b) a member of MCG, and (c) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MEP, LLC is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock. In addition, Mr. Edelson is the trustee of the Mercantile Companies Inc. Money Purchase Plan which holds 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 17,884 shares of Common Stock.
(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

CUSIP NO. 92908B 10 5             13D                         PAGE 9 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    424,785(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    424,785(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     424,785(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC which is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 424,785 shares of Common Stock.
(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

CUSIP NO. 92908B 10 5             13D                        PAGE 10 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nathaniel C. A. Kramer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,260,302(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,260,302(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,260,302(1)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, and (b) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 3,205,991 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 21,275,389 shares of Common Stock outstanding, as described in
    Item 5 herein.

Item 1. Security and Issuer, is hereby amended in its entirety as follows:

         This Amendment No. 2 to statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer"). The sole purpose of this Amendment No. 2 is to reflect the Reporting Persons' agreement of the interpretation of the anti-dilution provisions of the Issuer's Certificate of Incorporation. The calculations which result in the conversion ratios and exercise prices reported herein are based on an interpretation of the language of such provisions which has been agreed between the Issuer and the Reporting Person's. This interpretation differs from the Reporting Person's prior interpretation of such provisions, which was reflected in the initial Schedule 13D and Amendment No. 1 to the Schedule 13D filed by the Reporting Persons.

         The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.

Item 4.  Purpose of Transaction, is hereby amended as follows:

         A. The final sentence of the section entitled "Series 1-A Preferred Stock" is deleted and the following sentence inserted in lieu thereof:

             "As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series B Warrants by the Issuer, triggered adjustments of the conversion rate of the Series 1-A Convertible Preferred Stock, such that, following such issuances, each share of Series 1-A Convertible Preferred Stock is convertible into 4.65972 shares of Common Stock."

         B. The final sentence of the paragraph entitled "Conversion" in the section entitled "Series 2-A Preferred Stock" is deleted and the following sentence inserted in lieu thereof:

             "As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series B Warrants by the Issuer, triggered adjustments of the conversion rate of the Series 2-A Convertible Preferred Stock, such that following such issuances, each share of Series 2-A Convertible Preferred Stock is convertible into 5.13760 shares of Common Stock."

         C. The penultimate sentence of the section entitled "Series 2-A Preferred Stock" is deleted and the following sentence inserted in lieu thereof:

             "As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series Warrants by the Issuer, triggered adjustments of the exercise price of the Warrant to $1.25 per share."

         D. The final sentence of the penultimate paragraph of the section entitled "Series B Notes" is deleted and the following sentence inserted in lieu thereof:

             "Following the sale by the Company of $4,251,500 original principal amount of Series B Notes and Series B Warrants to purchase 21,257,500 shares of Common Stock on July 12, 2001, and following the sales of Series A Notes on June 25, 2001 and July 13, 2001, as described above, each share of Series 1-A Preferred Stock is now convertible into

             4.65972 shares of Common Stock, each share of Series 2-A Preferred Stock is now convertible into 5.13760 shares of Common Stock and the exercise price of the Warrant is now $1.25."

Item 5. Interest in Securities of the Issuer, is hereby amended in its entirety as follows:

         Each of the calculations in this Item 5 are based on 21,275,389 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10Q. For purposes of calculating the beneficial ownership of each of the Reporting Persons, as required by the rules of the SEC, it is assumed that only the securities convertible into Common Stock held by such Reporting Person is so converted.

         As noted above, the Issuer has informed the Reporting Persons that the Issuer may take the position that, because conversion of the Series 3-A Preferred Stock into Common Stock and exercise of Series B Warrants into Common Stock are both subject to the Conversion Conditions, which have not yet been met, the issuances of Series A Notes, Series B Notes and Series B Warrants on June 25, 2001, July 12, 2001 and July 13, 2001 did not trigger any adjustment to the conversion prices of the Series 1-A Preferred Stock or the Series 2-A Preferred Stock or to the exercise price of the Warrant, and that any such adjustment would only be triggered upon the satisfaction of the Conversion Conditions. Nevertheless, the Reporting Persons believe that the position set forth in this Schedule 13D (i.e., that such adjustments were triggered by the issuances of Series A Notes, Series B Notes and Series B Warrants on such dates) is correct under the language of the Issuer's certificate of incorporation and the certificates of designation creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock. If the Issuer's position were to be upheld, the Reporting Persons would at this time beneficially own, in the aggregate, less than 5.0% of the shares of Common Stock.

         (a)

         (b)

         MEP, LP

         MEP, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 424,785 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 2.0 % of the issued and outstanding shares of Common Stock.

         MEP, LLC

         As the sole general partner of MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 424,785 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 2.0 % of the issued and outstanding shares of Common Stock.

         MCP

         MCP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 3,260,302 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 13.3 % of the issued and outstanding shares of Common Stock.

         MCG

         As the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 3,260,302 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 13.3 % of the issued and outstanding shares of Common Stock.

         MCM

         As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 3,260,302 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 13.3 % of the issued and outstanding shares of Common Stock.

         Mr. Reinsdorf

         Directly, and as a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,702,972 shares of Common Stock (upon (a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock into 442,669 shares of Common Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 14.8 % of the issued and outstanding shares of Common Stock. Of such shares, Mr. Reinsdorf may be deemed to have sole voting power and sole dispositive power with respect to 17,884 shares of Common Stock (upon conversion of 3,838 shares of Series 1-A Convertible Preferred Stock held directly by Mr. Reinsdorf), which constitutes 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 3,685,088 shares of Common Stock, which constitutes approximately 14.8 % of the issued and outstanding shares of Common Stock.

         Mr. Edelson

         Directly, as a managing member of MEP, LLC, as trustee of the Trust, as trustee of the Mercantile Companies Inc. Money Purchase Plan, as a member of MCG and as a stockholder of MCM, Mr. Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,702,972 shares of Common Stock (upon
(a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock into 442,669 shares of Common Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 14.8 % of the issued and outstanding shares of Common Stock. Of such shares, Mr. Edelson may be deemed to have sole voting power and sole dispositive power with respect to 17,884 shares of Common Stock (upon conversion of 3,838 shares of Series 1-A Convertible Preferred Stock held directly by Mr. Edelson), which constitutes 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 3,685,088 shares of Common Stock, which constitutes approximately 14.8 % of the issued and outstanding shares of Common Stock.

         The Trust

         As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 424,785 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 2.0 % of the issued and outstanding shares of Common Stock.

         Mr. Kramer

         As a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,260,302 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 3,205,991 shares of Common Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 13.3 % of the issued and outstanding shares of Common Stock.

         (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November _____, 2001       MERCANTILE EQUITY PARTNERS III, L.P.,
                                   an Illinois limited partnership,
                                   its Managing Member


                                   By: Mercantile Equity Partners III, L.L.C.,
                                       an Illinois limited liability company,
                                       its General Partner


                                   By: /s/ I. Steven Edelson
                                      ----------------------------------------
                                      Name:  I. Steven Edelson
                                      Title: Managing Member


                                   MERCANTILE EQUITY PARTNERS III, L.L.C.,
                                   an Illinois limited liability company,
                                   its General Partner


                                   By: /s/ I. Steven Edelson
                                      ----------------------------------------
                                      Name: I. Steven Edelson
                                      Title: Managing Member


                                   MERCANTILE CAPITAL PARTNERS I, LP,
                                   an Illinois limited partnership


                                   By: Mercantile Capital Group, LLC,
                                       a Delaware limited liability company,
                                       its general partner


                                       By: Mercantile Capital Management Corp.,
                                           an Illinois corporation, its manager


                                           By: /s/ I. Steven Edelson
                                             -----------------------------------
                                             Name: I. Steven Edelson
                                             Title: President


                                   MERCANTILE CAPITAL GROUP, LLC,
                                   a Delaware limited liability company


                                   By: Mercantile Capital Management Corp.,
                                       an Illinois corporation, its manager


                                       By: /s/ I. Steven Edelson
                                          --------------------------------------
                                          Name:  I. Steven Edelson
                                          Title: President


                                   MERCANTILE CAPITAL MANAGEMENT CORP.,
                                   an Illinois corporation, its manager


                                       By: /s/ I. Steven Edelson
                                          --------------------------------------
                                          Name:  I. Steven Edelson
                                          Title: President

                                   THE EDELSON FAMILY TRUST DATED
                                   SEPTEMBER 17, 1997


                                   By: /s/ I. Steven Edelson
                                       ---------------------------------------
                                       Name:  I. Steven Edelson
                                       Title: Trustee


                                   /s/ Michael A. Reinsdorf
                                   -------------------------------------------
                                   MICHAEL A. REINSDORF, an Individual


                                   /s/ I. Steven Edelson
                                   -------------------------------------------
                                   I. STEVEN EDELSON, an Individual


                                   /s/ Nathaniel C. A. Kramer
                                   -------------------------------------------
                                   NATHANIEL C. A. KRAMER, an Individual